Exhibit 99.1

Locafy Acquires Jimmy Kelley Digital

PERTH, Australia – September 6, 2022 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or “the Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, announced today that it has acquired Jimmy Kelley Digital, a marketing firm led by SEO and e-commerce specialist Jimmy Kelley.

In conjunction with the acquisition, Kelley will join Locafy as its new Global Head of Search Technology, effective immediately. Kelley is a highly regarded SEO traffic expert who specializes in organic search innovation on several data platforms. An industry thought leader, Kelley brings to Locafy over 20 years of experience in highly competitive internet markets, including eight years spent developing e-commerce marketing strategies.

Jimmy Kelley Digital, headquartered in Austin, TX, has a proven track record of positive impact for its clients. Based on historical performance across many product categories, Jimmy Kelley Digital’s technology typically produces between 20% - 60% in revenue increases for e-commerce clients after its first month of implementation. With this acquisition, Locafy extends more deeply into the e-commerce SEO space, and expects to both increase the Company’s client base and revenue opportunities moving forward. In addition to extending Locafy’s scale as a multi-national brand SEO, Kelley’s unique skill set and technology is expected to have an immediate impact on the deployed Locafy client base.

“As we strive to revolutionize local search, top-tier talent and technology are crucial to our strategy,” said Locafy Founder and CEO Gavin Burnett. “Jimmy is a pioneer in our industry, having helped lay the foundation for some of the most widely adopted practices within algorithmic search engine optimization. We are confident that his broad knowledge of strategic enterprise management will be useful as we continue to enable our clients to more quickly connect with their customers. We look forward to having Jimmy on board to help us execute on our growth strategy moving forward.”

“Locafy is just scratching the surface of its growth potential,” said Kelley. “I’ve gotten to work alongside Gavin and the Locafy team over the past few years and have seen first-hand their commitment to innovation and growth. As SEO and SEM technology continue to advance, large players in the e-commerce marketing industry are placing an increased emphasis on local search. Combined with my technologies, Locafy’s scale and cutting-edge solutions can therefore provide increased value for a widening range of clients. I believe that Locafy is poised to take advantage of a vast market opportunity, and I’m excited to blend my expertise into the team in the coming months.”

For more information about Locafy, please visit the Company’s investor relations website at investor.locafy.com.

About Locafy Limited

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. Locafy helps businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Contact:

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

949-574-3860

LCFY@gatewayir.com